                                                            Exhibit Number (99)
                                                            To 3/31/95 Form 10-Q

Chairman David W. Fox delivered the following remarks on the highlights of 1994 and the first quarter 1995 at the annual meeting.

As announced in February, I informed our Board about eighteen months ago that it was my intention to retire on October 3 of this year, which is my fortieth anniversary date with Northern and is shortly after my sixty-fourth birthday. The Board has approved a plan of succession whereby Bill Osborn will succeed me as CEO on June 30 and then also become Chairman in October. Barry Hastings will become COO on June 30 and assume the additional title of President in October. It is also my intention to leave Northern's Board at that time, having served as a Director for the past fourteen years.

  This will be, therefore, the last annual meeting at which I will preside as Chairman.

  Before turning the podium over to Bill Osborn for a look at Northern's future, let me make a few observations about the last five and a half years. As Chief Executive Officer, one of my most important responsibilities to shareholders and our Board was to provide for a successful and orderly transition of senior management. With the positioning of Bill Osborn and Barry Hastings this has been accomplished. Both have long career histories with Northern and bring a wealth of talent, experience and leadership skills to their new roles. Northern will not miss a beat under their stewardship, reinforcing my feeling that this is the right time to make a management transition. These have been exciting and fulfilling years, and the strong and unfailing support of my colleagues, our shareholders and our Board of Directors has meant a great deal to me, and I want to publicly thank them all.

  We are a different bank than we were five years ago, and we will be a different bank five years from now. Since 1989, trust assets and trust fees have more than doubled. Northern's market capitalization also doubled in that period, to $2.1 billion, and net income available for shareholders grew over 65%. While our stock did not perform as well in 1994 as we would have liked, it has rewarded long term holders exceedingly well.

  Of even greater importance for the future is that Northern is now in a position to capitalize further on the growth opportunities in its markets. The bulk of our $125 million investment in our new trust management system is now behind us, and the benefits to the Bank and our clients will become more evident as the year progresses.

  Over $200 million has been spent on acquisitions in the past five years, significantly expanding our market share and service capabilities.

  The number of domestic office locations also has grown, by 50%, in that same period. We have adapted to and taken advantage of the changing nature of our markets, yet remained a highly focused financial institution with a diverse and profitable business mix.

  The competitive challenges, of course, are greater than ever, but the future is bright. Serving clients exceptionally well will remain our primary mission and the cornerstone of our success. At the same time we must remain sensitive to the needs and well-being of Northern people, without whom success is not possible. We recognize also that we must continue to improve--that clients expect from us premium quality and premium service at competitive prices, that they deserve no less. As we grow our revenues, therefore, we must be particularly mindful of prudently managing our costs. To that end, as previously announced, we have committed to reducing base-line expenses by $50 million over the next three years as we work toward our minimum return on equity goal of 18%.

  Good progress toward these objectives was made in the first quarter, but we still have much work to do. I'm pleased to report that yesterday we announced very satisfactory first quarter earnings of $49.3 million, up 9% from a year ago and a new first quarter record. Trust fees grew in excess of 10% in the quarter and trust assets under administration reached a new high of over $500 billion. But enough of the past. Let me now turn the meeting over to Bill Osborn for a look ahead.

The following remarks on Northern's ongoing business strategies for enhancing shareholder value were delivered by President William A. Osborn.

Good Morning. For Northern Trust, 1994 was another successful year. We built upon our market leadership position in our corporate and personal businesses in several respects. We did so by establishing a record level of new business, by extending our market reach with new offices and additional capabilities made possible by investment and strategic acquisition, and by implementing technology upgrades that enhanced the quality and cost structure of our internal operations. All of this culminated in net income of $182.2 million, the seventh consecutive year that Northern Trust shareholders have enjoyed record earnings.
 As we move forward in 1995 and beyond, management is keenly focused on improving upon past accomplishments. We will continue to operate under the strategic vision that has served so well in making Northern Trust a unique growth company with attributes attractive to shareholders and clients. Our overarching strategy is to position Northern within selected individual and corporate market niches as an unrivaled provider of fiduciary and investment services, supported by highly focused personal and commercial banking capabilities and a strong relationship emphasis with clients. Key underlying objectives of this strategy are to:
 . Achieve consistent, quality earnings per share growth.
 . Increase shareholder value and market capitalization.
 . Build on our present leading market positions in our Corporate and Personal businesses.
 . Differentiate the quality, cost competitiveness and performance attributes of Northern's products and services.
 I would like to outline for you our key growth opportunities and initiatives that, in combination with a clear and focused business strategy, are expected to increase value for you, the shareholders of Northern Trust.
 Northern's clients are individuals, corporations and institutions in very targeted sectors which provide excellent growth opportunities. In our markets, Northern is a major, and in some cases, dominant provider. For example, in the Corporate and Institutional market Northern ranks among the top five providers in Master Trust and Custody. This group as a whole commands market share fast approaching 70%. The Corporate and Institutional Services business generates about 50% of Northern's trust fees, and, combined with other fees and net interest income, accounts for about 50% of total revenues and profits as well. There are three key areas of opportunity for sustained growth within our Corporate and Institutional market: Retirement Services, International Services and Investment Services. I'll comment on two of these now, and discuss Investment Services later in the context of opportunities in both our Corporate and Personal trust markets.
 The opportunity in Retirement Services arises from the projected growth of financial assets in retirement plans and the shifting of investment responsibility for these assets from employers to employees. We anticipate financial asset accumulation will be unprecedented as the baby boom generation passes through peak wealth-generating years and enters a phase of life where saving for retirement is a financial priority. With a large client base and a long history of serving the employee benefit plans of corporations and public entities, where the dominant portion of retirement savings will be held, we are in position to serve this rapidly growing asset base.
 The emergence of the defined contribution style retirement plan, which is an employee-directed alternative to the more traditional defined benefit pension plan, is the other important trend underlying our growth opportunity in Retirement Services. Among U.S. private pension plans, defined contribution assets of $1.2 trillion are now about equal to defined benefit assets. The primary segment of the defined contribution market, 401(k) plans, is growing at 14% annually versus 9% for defined benefit plans. By 2003, defined contribution balances are projected to exceed home equity as the largest asset for many households. The employee-directed nature of defined contribution plans calls for a higher level of service. Employees require education about saving for retirement and making asset allocation and investment choices for their retirement savings portfolio. Recordkeeping and servicing becomes more complex as the focus moves from the plan level to the participant level.
 Northern's ability to capture market share and benefit from the expanding fee-based revenue opportunities of this fast growing market was significantly bolstered by our Hazlehurst & Associates acquisition in 1994. The Northern Trust/Hazlehurst combination can meet virtually every retirement service demand in the marketplace. This is a significant competitive advantage for Northern as prospective clients increasingly seek out providers of a complete, bundled product. We are now win-ning business in the market where clients sign up for our entire array of re-tirement services. These services include plan design and administration, par-ticipant servicing and recordkeeping, and fiduciary, custody, asset management and benefit payments services.
 In addition, Northern is well-positioned to benefit from the developing trend of companies wishing to outsource many benefits administration functions that they have traditionally managed in-house. In 1994, approximately 20% of our new business in retirement services related to outsourcing arrangements.
 The acquisition and integration of Hazlehurst & Associates has been extremely successful. We are very pleased that new business in 1994 exceeded our expectations, and market trends give us reason to be optimistic that the pace of growth in our Retirement Services business will continue to be robust.
 International Services is another key growth area within our Corporate & Institutional business. International Services, which encompasses non-U.S. clients in 19 countries as well as non-U.S. assets for all our clients, is attractive for both its growth characteristics and its relative profitability. This is because the margins can be substantially more attractive than those available in the domestic market. Our international client asset base of $49 billion is our fastest growing market segment and represented a significant 30% of our new business fees sold in the corporate trust market in 1994. Global market trends that underlie this growth opportunity include privatization of government pension funds and increased cross-border investment, as foreign government asset allocation restrictions are reduced in an effort to boost returns. As these trends emerge, sponsors of non-U.S. based asset pools are gradually accepting the master custodian concept as a means to control operating risk, enhance efficiency, and consolidate information. Northern, and other select major U.S. providers, are competitively-advantaged in this market as non-U.S. providers are some years behind in the development of systems and expertise.
 Northern has been particularly successful winning new business with governmental entities, especially in the Middle East and Pacific Rim. We are the first master custodian to have a client in Africa and recently became the first non-Canadian bank to obtain full trust powers in Canada. To service clients and conduct securities lending activities in the Pacific Rim, we established an office in Hong Kong earlier this year.
 The other dimension of International Services is the global custody of our domestic clients' non-U.S. assets. U.S. pension funds have substantially increased their international asset allocation from 3% as recently as 1988 to over 7% in 1993. Projections indicate that this percentage will approach 12% by 1998. In total, our $65 billion of global custody assets ranks us among the largest global providers. The growth in this business has been very strong with global assets increasing an average of 34% annually over the past three years. The growth in global financial asset activity and our competitive position as a sophisticated provider of service to this market bode well for the continued expansion of revenues and profitability of our Corporate & Institutional business.
 Now I'd like to talk about our Personal Financial Services business, which generates the remaining half of our trust fees and about 50% of our total revenue and profits. Through an experienced staff that offers a quality of service unmatched in the marketplace, we provide individual clients with value-added fiduciary, asset management, tax and estate planning, and private banking services. We have a broad national presence with a unique network of 47 offices located in the most affluent areas of five states. These states--Illinois, Florida, Texas, Arizona and California--have very desirable demographics from the standpoint of population growth and wealth accumulation. In addition, these states have a high concentration of established wealth, representing fully one-third of all wealthy households in the U.S. We are the investment manager for $34 billion of personal trust assets and administer another $21 billion, ranking Northern among the top providers in the nation.
 Plans for growth in this business call for an accelerated pace of geographic expansion for the next several years, possibly supplemented by selective acquisitions. Our most aggressive plans are in Florida, where over the next three to four years we will nearly double our network to about 30 offices. When this expansion is completed, Northern will be in reach of 62% of Florida's total population and over 80% of our target market. We have already begun this ambitious program. Offices in Delray Beach, Bonita Springs and Tampa are on schedule to open in late 1995 or early 1996, and site selection is underway in several other areas as well. In addition, our acquisition of Beach Bank closed on March 31. This strategic acquisition extended Northern's reach up the southeast coast of Florida with two locations in Vero Beach and a leading position in this new market.
 Northern Trust Bank of Florida is a highly profitable operation, earning ROEs in excess of 30% and ROAs over 2.00%. Florida has grown primarily on a de novo basis over the past 20 plus years. Our expansion plans here and in other markets are based on the formula that has proven so successful in Florida, where profitability of a new office is typically achieved in 18 to 36 months.
 In 1994, Northern celebrated its twentieth year in Arizona and, like Florida, Arizona's profitability now exceeds all of Northern's key financial targets. To ensure continued growth, we intend to expand our franchise from the current four locations to eight over the next several years. Plans are now in place for a new office in early 1996 in Sun City West, and we have identified other locations for expansion as well.
 In Illinois, which includes both our Chicago and suburban offices, we also plan a stepped up pace of expansion. We opened an office in Highland Park in April of 1994 and have targeted a number of other affluent suburban communities, including Barrington and Hinsdale, for new offices. We also intend to open another Chicago location to build on our inner city presence established with the opening of the Chicago South Financial Center in December. We have ramped up marketing efforts in Illinois, highlighted by the attendance of 4,000 clients and prospects at the newly introduced series of Northern Trust Forums, featuring prominent speakers. Geographic expansion, coupled with increased marketing and product development efforts, should lead to an improved rate of revenue growth in Illinois.
 In Texas, the recently announced acquisition of Tanglewood Bank will add an important level of scale and momentum to our presence in that state. The addition of Tanglewood Bank, located in an affluent community within Houston, will more than double the size of our existing Texas franchise and will accelerate by more than a year our target for profitability in Texas.
 Momentum is building in California and we now project that operation will be profitable in 1995. Through successful marketing efforts and an established presence, we have increased our visibility in our six California markets and are now enjoying the benefits of greater name recognition. In 1994 new business levels were strong and 1995 is on a record setting pace as well. Tight expense control combined with a growing revenue stream has profitability on the upswing in California.
 Investment management is a key component in both our Corporate and Personal product lines. Assets under management now total $88 billion, of which we manage $54 billion for corporate clients. The remaining $34 billion is invested for individual clients. We are one of the largest investment managers in the U.S., evidenced in a survey by Pensions & Investments magazine that ranked Northern 14th at year-end 1993 with assets then under management of $77 billion. Investment management has attractive margins. Based on our wide ranging capabilities and product offerings designed to meet clients' increasing asset management needs, we expect this business to be an important factor in trust fee growth. Revenue growth momentum in this area will be enhanced when our recently announced acquisition of RCB International is closed later this year. RCB is a well-known and highly respected international equity investment advisor with a broad range of expertise and products. The firm is particularly adept at discovering emerging managers and styles. Through a "manager of managers" approach, RCB offers a variety of global funds as well as regional and single country investment funds. Acting as a consultant, RCB offers clients expertise in development of overall investment strategy, in making asset allocation and investment decisions, and in ongoing portfolio analysis. This collaboration with clients is an element of plan outsourcing that I commented on before as a trend that is gaining momentum in the marketplace. This acquisition is similar to our Hazlehurst acquisition in that it immediately expands Northern's capabilities to serve an emerging, high growth segment of our corporate trust business.
 In addition to aggressively pursuing these revenue growth opportunities, management has two other priorities in 1995. The first is to complete our key technology initiatives and to positively position our advanced technology in support of marketing efforts. Technology is fundamental to success in our business, particularly in the Corporate & Institutional market where investment requirements are significant and technological capabilities define competitive position. We have technology implementation plans in 1995 that culminate several multi-year efforts, the most notable being our new Trust Management System, or TMS. In 1995 we will invest over $30 million to complete the development and implementation of TMS. This implementation will give Northern the means to strengthen service quality, lower our cost structure, advantage new product development, and enhance financial and operating controls. A key aspect of the TMS implementation is the launch of Northern Trust Passport. Through Passport, we are defining the next generation of on-line information delivery. Passport provides clients a user-friendly single point of access to TMS and decision support tools. It also brings clients closer to Northern
Trust and our network of experts and information than ever before.
 We already have over 200 client users of Passport, and the feedback from them is very positive. For example, at PepsiCo, one of our largest clients, Passport was installed to streamline the data management associated with administering their defined benefit plan. Changes to participant information that took up to three weeks can now be completed in one day because Passport gives on-line access to each of PepsiCo's eight benefit administration sites. PepsiCo, like many of our clients, was actively involved in the development of Passport. The collaborative approach used in our product development is proving itself through a high level of client satisfaction with our new products. With TMS and Passport, Northern will have the newest and most state-of-the-art system available, effectively positioning Northern in the market as a client-responsive technology leader.
 The second management priority for 1995 is the implementation of a disciplined process to reduce our expense base. We have set as our goal the removal of at least $15 million from the expense base in each of the next three years, and $50 million in total. This amounts to an annual reduction in excess of 2% on our 1994 recurring expense base of $671 million. Although expenses in total are expected to increase over this period, the pace of expense growth will be significantly slowed. This commitment to base line expense reduction will enhance productivity performance and earnings per share while still enabling Northern to invest in important revenue growth opportunities.
 In summary, our outlook is very positive. Our financial goals continue to be to grow earnings per share in excess of 10% annually, to earn a long-term return on equity in the 18% to 20% range and a return on assets in excess of 1.00%, and to achieve a productivity ratio of over 150%. Completion of the Beach Bank acquisition has cleared the way for us to move forward with our announced plan to buy back four million shares of our common stock. Management has a clear focus on increasing return on equity, and this share repurchase plan will importantly supplement our operating results. Our strategies are focused on those opportunities with the greatest potential for growth and increased profitability. This, coupled with our initiatives to maximize the benefits from our technology investments and contain expense growth, should lead to increasing shareholder value.
 Finally, I would like to close with a few personal comments that I know are shared by all Northern people and our Directors.
 This will be Dave Fox's last annual meeting as Chairman and Chief Executive Officer since Dave is retiring in October after 40 years of service. Each of those years has been noteworthy for the contributions he has made at every level, but his leadership as CEO over the past five and one-half years has been particularly outstanding as the Corporation has continued its uninterrupted growth in earnings during some very challenging times. Dave has put in place a lasting emphasis on quality, provided a great balance between tradition and innovation, and embodied the values that have made Northern special: integrity, fairness, and an intense focus on client and employee well-being. He is one of the most respected business and community leaders in Chicago, and his peers in the banking industry around the world respect his accomplishments and value his counsel. We have all benefited from his guidance as a leader and warmth as an individual.
 There will be other opportunities in the next six months for those of us who have worked with and for Dave to expand on these sentiments and, I hope embarrass him quite a bit. Today, I would simply ask all of you to join me in expressing to Dave and his wife Mike how much we will miss them, and in wishing them all the best in his retirement.